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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members on January 22, 2001.

                               January 22, 2001

Dear Fellow Members:

At a hearing on Friday, the Circuit Court dismissed our lawsuit against the CBOE on federal preemption grounds, ruling that this matter should be resolved in the first instance by the SEC. Judge Durkin's ruling did not address the merits of the dispute and has no impact on the continuation of the Exercise Right today.

This decision is the latest event in a litigation process that began some six months ago, and I believe that the basic lesson to be learned is that litigation is time consuming and uncertain. This is why I will continue to talk to and fully inform the CBOE concerning our restructuring plans in hopes of resolving these issues.

Under Judge Durkin's ruling, the SEC will determine whether CBOE may impose new conditions on the Exercise Right under its Proposed Rule Change filed with the SEC on August 30, 2000 and amended on October 10. CBOE's proposed rule change would force Full Members to choose between retaining their Exercise Right and selling their shares in the new for-profit Board of Trade. It would also extinguish the Exercise Right if the Board of Trade expands its electronic trading business in certain ways.

Specifically, CBOE has said that the following might cause it to extinguish the Exercise Right:

     . for any individual Full Member, if that Full member sells some of his or her shares in for-profit CBOT;

     . for all Full Members, if the CBOT expands electronic trading to allow non-members to trade directly; or

     . for all Full Members, if CBOT members are able to trade all of the CBOT's products and the CBOE's products simultaneously. (It is unclear what CBOE intends by this provision of the proposed rule since this capability has existed since CBOE was founded.)

As you know, the Board of Trade -- along with hundreds of our members -- has already filed an extensive comment letter with the SEC opposing CBOE's requested rule change. We explained that CBOE's rule change would violate the Securities Exchange Act as well as the 1992 CBOT/CBOE Agreement which confirmed the scope of the Exercise Right. Moreover, the proposed rule violates the CBOE's own Constitution which guarantees the Exercise Right may not be modified unless 80% of its Exerciser Members and, separately, 80% of CBOE regular members have approved such modification. After receiving our comments, we understand the SEC has asked CBOE to file a response before making its determination. Although we do not know when the SEC will rule,
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CBOE cannot and will not take any action to condition the Exercise Right in accordance with its proposed rule change unless the SEC formally approves that proposal. Thus, Board of Trade Full Members who have not exercised under Article Fifth(b) still remain free to do so today, and those who are presently exercisers continue as such.

We do not intend to lose the Exercise Right by taking legally risky steps. We will continue to talk to the CBOE as well as advance our legal position with the SEC. We believe that the SEC process will be fair, in the event we are unsuccessful in our negotiation efforts.

Members with questions regarding this matter should contact me (435-3601), Email:nneu72@cbot.com or our General Counsel, Carol Burke (435-3726), Email:cbur72@cbot.com.

                                   Sincerely,


                                   /s/ Nickolas J. Neubauer
                                   ----------------------------
                                   Nickolas J. Neubauer



We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933 as amended.